UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No    X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, hereby communicates, at the request of the Spanish Securities Market Commission (CNMV) and in accordance with the provisions of Article 234 of Law 6/2023, of March 17, on Securities Markets and Investment Services, the following:

INSIDE INFORMA TION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell” or the “Target Company ”) (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 and the request for authorisation was submitted to the CNMV on May 24, 2024 and gave leave to proceed on June 11, 2024, BBVA informs that it has decided to modify the Offer by reducing the minimum acceptance condition provided in the prior announcement, which implies a more favorable treatment for its recipients, in accordance with Article 31.1 of Royal Decree 1066/2007.

The aforementioned minimum acceptance condition, which initially required the acceptance of the Offer by at least 2,720,654,746 shares of the Target Company , representing 50.01 percent of its share capital, is now reduced so that it requires the Offer to be accepted for a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of Banco Sabadell at the end of the Offer acceptance period (therefore excluding the treasury shares that the Target Company may hold at that time).

As of the date of this communication, the total share capital with voting rights amounts to 5,361,450,912 ordinary shares (5,361,450 effective voting rights), considering that Banco Sabadell’s share capital is represented by a total of 5,440,221,447 ordinary shares (5,440,221 voting rights) and that it holds 78,770,535 treasury shares (as stated in Banco Sabadell’s Universal Registration Document posted on the CNMV’s website on May 23, 2024), whose voting rights are suspended in accordance with Article 148(a) of the Spanish Companies Act. Therefore, assuming that all such treasury shares remain as such at the end of the Offer acceptance period, the reduced minimum acceptance condition will be deemed fulfilled if the Offer is accepted for at least 2,680,726,000 shares of Banco Sabadell (2,680,726 voting rights), which would represent half plus one of Banco Sabadell’s effective voting rights at that time.

The above notwithstanding, if Banco Sabadell’s treasury shares vary by the end of the acceptance period, the condition will be deemed fulfilled if the Offer is accepted for the number of shares necessary to acquire more than 50 percent of the effective voting rights at that time, thus excluding the suspended voting rights corresponding to the treasury shares held by Banco Sabadell on that date.

In the event of a positive outcome of the Offer, BBVA will seek the redemption of Banco Sabadell’s treasury shares at the end of the acceptance period at the first General Shareholders’ Meeting of Banco Sabadell, reducing the share capital and locking up those shares in the meantime.

The fulfillment of this reduced minimum acceptance condition, under the described terms, will make applicable the exception to the obligation to launch a mandatory tender offer in accordance with Article 8(f) of Royal Decree 1066/2007, to the extent that the Offer would have been accepted for shares representing, at least, 50 percent of the effective voting rights to which it was addressed.

BBVA will submit to the CNMV the documentation related to the improved terms of the Offer in accordance with Articles 17 and 20 of Royal Decree 1066/2007.

Madrid, January 9, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 9, 2025	By: /s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A